GENIO GROUP, INC.
                          15 E. 26th Street, Suite 1711
                            New York, New York 10010



                                November 24, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Registration Statement No. 333-117838
                       -------------------------------------
Gentlemen:

       Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Genio Group, Inc. (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement and all amendments and exhibits thereto as the Company has determined not to presently proceed with the offering the Common Stock contemplated to be offered by said Registration Statement. No sales have been made under said Registration Statement.


                                               Very truly yours,

                                               GENIO GROUP, INC.

                                               /s/ Andrew J. Schenker
                                               ----------------------
                                               Andrew J. Schenker,
                                               Chief Financial Officer